Mail Room 4561

May 11, 2010

Michael Rosenberger
President
American Restaurant Concepts, Inc.
14476 Duval Place West, Suite 103
Jacksonville, Florida 32218

      Re: **American Restaurant Concepts, Inc.**
              Amendment No. 3 to Registration Statement on Form S-1
              Filed April 29, 2010
              File No. 333-161792

Dear Mr. Rosenberger:

      This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we are unable to complete a review of the registration statement due to the absence of current financial statements. Please amend the registration statement to include current financial statements as required by Article 8-08 of Regulation S-X. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

      You are advised that we will not recommend acceleration of the effective date of the registration statement as filed and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

      We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile to: (678) 840-2126
        Robert J. Mottern, Esq.